Exhibit 99.1

Brightray Signs Prefabricated Module Sales Framework Agreement for Planned 40MW AI Data Center Project in Macao

Designed for approximately 40MW of IT capacity with a proposed five-storey FPD fully prefabricated design, the campus is expected to be delivered in the third quarter of 2027

SINGAPORE, September 25, 2026 – Brightray Science Inc. (together with its subsidiaries, “Brightray”), a majority-owned subsidiary of BUUU Group Limited (Nasdaq: BUUU), today announced that its wholly owned subsidiary, Brightray Veridian Pte. Ltd. (“Brightray Veridian”), entered into a Prefabricated Module Sales Framework Agreement (the “Framework Agreement”) on September 25, 2026 with a Macao customer (“Customer”). The Customer is the developer of a planned artificial intelligence data center (“AIDC”) project in Coloane, Macao (the “Project”), with the project site located at Rua das Albizias Nos 71-93, Rua Marginal da Concordia, Coloane, Macau. Based on Brightray’s current design, the Project campus is designed for approximately 40MW of IT capacity and is planned to use Brightray’s FPD fully prefabricated data center solution, with delivery expected in the third quarter of 2027. The Framework Agreement does not create any obligation to purchase or supply modules. The parties are required to negotiate a definitive sales contract in good faith only after Brightray Veridian has secured a tenant for the Project and the Customer has signed a legally binding lease with that tenant. If this condition is not satisfied by September 30, 2027, the Framework Agreement will terminate automatically. Pricing under the Framework Agreement is provisional and non-binding, and the final price will be determined in any definitive sales contract.

Project Overview

In line with municipal building height requirements and under the current design, the Project building is planned at up to five storeys and will be built using Brightray’s FPD fully prefabricated steel-structure technology. The technology uses steel-structure modules to form the main structure of a permanent building, with interior fit-out, mechanical and electrical equipment installation, cable tray and piping prefabrication and integration, and factory inspection all completed at the factory (with a factory prefabrication rate of more than 90%). Once these modules, integrated with equipment and facilities, arrive on site, the work consists mainly of lifting, assembly and connection, and system commissioning. This can significantly reduce on-site construction and installation work, substantially cut on-site noise, dust, and electricity and water use, and lower on-site construction safety risks, making construction greener and more environmentally friendly. Site foundation and minor municipal works proceed in parallel while the modules are prefabricated at the factory, and the approach is designed to achieve construction efficiency gains of more than 30% compared with data centers of the same class.

Once completed, the data center is designed to deliver approximately 40MW of IT capacity on a compact site of approximately 9,000 square meters and to meet Tier III standards. Depending on user requirements, it can be readily adjusted to support fully air-cooled, fully liquid-cooled and hybrid air-liquid IT deployments, as well as changes across multiple power supply configurations and AC/DC upgrades, and can support IT equipment of 10kW to 500kW per rack, with phased rack deployment and phased capacity expansion. The data center will also use a water-cooled system and is designed to achieve an average PUE of below 1.35 at full IT load. The Project aims to deliver an economical, efficient, advanced and environmentally friendly data center.

The final design, scope and schedule of the Project will depend on tenant requirements and the regulatory approvals for power and land development required for the Project.

Macao’s First Modular AIDC: A Demonstration Project

If completed, the Project is expected to add significant computing infrastructure to support the development of artificial intelligence in Macao. Once completed, it is expected to help enterprises and research institutions pursue AI research, development and application innovation, supporting the growth of Macao’s digital economy and the appropriate diversification of its industries. The five-storey FPD design will also offer a practical reference for building multi-storey data centers in Macao using industrialized construction methods.

Enabling Multi-Storey, High-Density Data Centers with FPD

“Macao’s limited space places higher demands on land-use efficiency and on the organization of on-site construction,” said Mr. Bin Wang, Founder of Brightray. “Our FPD solution integrates the design of the building structure with the data center’s functional systems and uses factory prefabrication to support the construction of a five-storey data center, expanding computing capacity within a limited footprint while reducing on-site construction. To meet the owner’s requirements for high-density racks, the solution can be adapted to the rack layout and to power distribution and cooling needs, combining a multi-storey building with high-density computing deployment. The fully prefabricated technology can also be customized to different customer requirements, reflecting the solution’s advanced capabilities and flexibility. We believe that additional AI computing infrastructure will contribute to the development of Macao’s digital economy, and we look forward to working with the Customer to advance the Project. The Framework Agreement marks an important step in the expansion of Brightray’s prefabricated data center business. Brightray’s project delivered in Johor, Malaysia already has 70MW in operation, with a further 50MW planned.”

About Brightray’s FPD Fully Prefabricated Data Center Solution

FPD is Brightray’s fully prefabricated solution for permanent AI data centers designed for long-term operation. It is suited to new AIDC builds, multi-storey data centers and long-term campus development. At its core, FPD integrates the design of the building structure with the data center’s functional systems, using factory prefabrication to deliver permanent building assets built for long-term operation.

FPD uses steel structures as the load-bearing frame of each module; once connected on site, the modules together form the building’s main structure. Factory prefabrication covers the module structure, interior fit-out, key equipment, cable trays and piping, and integrates the related power distribution, HVAC, low-voltage and selected fire protection systems. With a factory prefabrication rate of more than 90%, FPD converts much of the conventional on-site construction into manufacturing and integration work carried out in a controlled environment.

Once the foundations and necessary supporting works are complete, the prefabricated modules are delivered to site, lifted into place, joined and connected into a complete building, which is then commissioned as a whole before handover. By moving much of the construction and integration work into the factory, FPD is designed to simplify on-site execution, improve the consistency of construction quality and make construction costs more predictable.

About Brightray

Brightray is an AI infrastructure industrialization company and a 60%-owned subsidiary of BUUU Group Limited (Nasdaq: BUUU). Brightray accelerates data center deployment through prefabricated, modular and standardized solutions, with services spanning design, manufacturing, delivery and full-lifecycle support. Its portfolio of prefabricated data center solutions — fully prefabricated (FPD), in-building prefabricated (IPD) and containerized (CPD) — enables Brightray to match the right solution to each customer’s computing requirements, site and building conditions, project scale and delivery timeline.

For more information, please visit www.brightraydc.com.

About BUUU Group Limited

BUUU Group Limited (Nasdaq: BUUU) has established industrialized AI data center delivery as its core growth business, operated through Brightray Science Inc., in which BUUU acquired a controlling interest in September 2026. BUUU also provides meetings, incentives, conferences and exhibitions (MICE) solutions, including event management and stage production, for public institutions, agencies, real estate companies and established brands.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and similar expressions. Forward-looking statements include statements regarding the Project, whether the condition precedent under the Framework Agreement will be satisfied, the entry into, terms and value of any definitive contract, the design, capacity and schedule of the Project, and business plans and prospects. Such statements are based on current expectations and assumptions and involve risks and uncertainties, many of which are beyond the control of BUUU and Brightray, that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to: whether a tenant for the Project is secured and a legally binding lease is signed on or before the long-stop date; whether the parties negotiate and sign a definitive contract, and the final scope, price and timing of any such contract, which may differ materially from the provisional price; changes to the design, capacity or schedule of the Project; the terms and duration of the land rights for the Project site; the Project’s ability to obtain the required land, planning, building, power and other approvals, and the financing of the Project; the integration of Brightray into BUUU; competition in the data center industry; demand for AI computing infrastructure; changes in laws and regulations affecting the data center and AI computing industries, including trade and export control measures; and other risks described in BUUU’s filings with the U.S. Securities and Exchange Commission, including its most recent annual report on Form 20-F. Forward-looking statements speak only as of the date of this press release, and BUUU undertakes no obligation to update any forward-looking statement, except as required by applicable law.

Media Contact

marketing@brightraydc.com

Investor Relations

BUUU Group Limited: ir@buuugroup.com

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